GUZOV OFSINK, LLC

ATTORNEYS-AT-LAW

600 MADISON AVENUE   14th FLOOR

NEW YORK, NEW YORK 10022

TELEPHONE: (212) 371-8008       TELEFAX: (212) 688-7273

http://www.golawintl.com

April 24, 2006

Derek B. Swanson

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F St NE Stop 3561

Washington, DC 20549

Re: Deli Solar (USA), Inc.

 First Amendment to Form SB-2

 Filed February 6, 2006

 File No. 333-129369

Dear Mr. Swanson,

Reference is made to your comment letter, dated February 15, 2006 to our client, Deli Solar (USA), Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Amendment No. 1 to the Form SB-2

Selling Stockholders, page 23

1.

We noted that Kuhns Brothers, Inc. is a registered broker-dealer, and that John Kuhns, John Starr, and Mary Fellows, all of whom are listed as selling stockholders, appear to be affiliates of Kuhns Brothers, Inc. Please revise the footnote disclosure on page 26 to confirm, if true, that each of those individuals, as well as any other affiliates of Kuhns Brothers, Inc. listed in the selling stockholders table, (1) purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If unable to confirm those items, disclose that John Kuhns, John Starr, Mary Fellows, and any selling stockholders affiliated with Kuhns Brothers, Inc. are underwriters.

Answer: We confirm that John Kuhns, John Starr, and Mary Fellows, as well as any other affiliates of Kuhns Brothers, Inc. listed in the selling stockholders table, (1) purchased the securities in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Accordingly, we revised the footnote No. 9 disclosure confirming the above referenced items.

Financial Statements, page F-6

2.

We note your response to comments #3 and #4. As discussed in our conversation on February 14, 2006, it appears that the acquisition of Deli Solar (PRC) by Deli Solar (BVI) represents a reorganization of entities under common control, with Deli Solar (BVI) as the receiving entity. We note that you have classified this transaction as a reverse acquisition rather than a reorganization of entities under common control. Please note that the accounting treatment is different for these types of transactions. We refer you to paragraph 11 of SFAS No. 141, which states that the term business combination as used in this Statement excludes transfers of net assets or exchanges of equity interests between entities under common control can be found in paragraphs D11-D18 of Apendix D of SFAS No. 141. In this regard, please provide us with a schedule that depicts how you accounted for the acquisition of Deli Solar (PRC) by Deli Solar (BVI), similar to a pro forma presentation.

Answer:  The original pro forma consolidated financial statements of Meditech Pharmaceuticals Inc. contained some errors in the trial balances of Meditech and of Deli Solar (BVI). The Meditech balance sheet included a recording of cash and receivables received from the private placement transaction. The Deli Solar (BVI) trial balance incorrectly included income of its subsidiary, Deli Solar (PRC), for the period from acquisition to date, as if it had been recorded using the equity method. Those erroneously recorded transactions have been corrected. The combination of Deli Solar (PRC) and Deli Solar (BVI) resulted in the following:

	Deli Solar	Deli Solar	Pro-forma	Pro-forma
Assets	(BVI)	(PRC)	Adjustments	Consolidated
Current assets
Cash and cash equivalents	$ 200,442	$ 893,552	$ -	$ 1,093,994
Trade accounts receivable	-	255,049		255,049
Allowances for doubtful accounts	-	(88,600)	-	(88,600)
Net trade accounts receivable	-	166,449	-	166,449
Prepaid expenses	-	384,164		384,164
Related party receivable	50,000	451,077	(501,077)	-
Subscription receivable	-	-		-
Inventories	-	487,470	-	487,470

Total current assets	250,442	2,382,712	(501,077)	2,132,077

Property, plant and equipment
Buildings	-	1,575,401		1,575,401
Machinery and equipment	-	42,236		42,236
Vehicles	-	61,474		61,474
Computer equipment	-	5,818		5,818
Office equipment	-	3,512		3,512
Construction in progress	-	1,030,199	-	1,030,199
Total	-	2,718,640	-	2,718,640
Accumulated depreciation	-	(131,391)	-	(131,391)
Net property, plant and equipment	-	2,587,249	-	2,587,249

Investment in subsidiary	821,256	-	(821,256)	-
Prepaid land lease	-	67,715	-	67,715
Total other assets	821,256	67,715	(821,256)	67,715

Total assets	$ 1,071,698	$ 5,037,676	$(1,322,333)	$ 4,787,041

Liabilities and stockholders' equity
Current liabilities
Trade accounts payable	$ -	$ 67,431	$ -	$ 67,431
Related party payable	821,756	-	(501,077)	320,679
Other payables	200,000	54,607		254,607
Accrued expenses	-	668		668
Deposits	-	4,962		4,962
Short-term notes payable	-	533,213	-	533,213

Total current liabilities	1,021,756	660,881	(501,077)	1,181,560

Stockholders' equity
Common stock	50,000	821,256	(821,256)	50,000
Additional paid in capital	-	-	-	-
Retained earnings	(58)	3,555,539	-	3,555,481

Total stockholders' equity	49,942	4,376,795	(821,256)	3,605,481

Total Liabilities and stockholders' equity	$ 1,071,698	$ 5,037,676	$(1,322,333)	$ 4,787,041

3.

Further, we note in your disclosures that you classified the acquisition of Deli Solar (BVI) by Meditech as a reversed acquisition and that you have identified Deli Solar (PRC) as the accounting acquirer. Since Meditech spun off its drug development business, it appears that Meditech was a non-operating shell company. The merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with shareholders of the former public shell continuing only as passive investors. These transactions are considered by the staff to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no good will or other intangible should be recorded. However, it is not clear if you have properly identified the accounting acquirer/legal acquiree and whether you recapitalized BVI or PRC. To help us better understand the impact of your accounting on your consolidated financial statements, please provide us with a schedule that depicts how you accounted for the acquisition of Deli Solar (BVI) by Meditech, similar to pro forma presentation.

Answer:  The recapitalization of Deli Solar (BVI) is presented in the following table, which includes the effects of the private placement that took place concurrently with the acquisition of Meditech by Deli Solar (BVI). Attached to this response are revised pro-forma consolidated financial statements which include both of these tables, as well as an explanation of the private placement and subsequent reverse stock split.

		Deli Solar	Private	Pro-forma	Pro-forma
Assets	Meditech	(BVI)	Placement	Adjustments	Consolidated
Current assets
Cash and cash equivalents	$ -	$ 1,093,994	$ 5,184,630	$ -	$ 6,278,624
Trade accounts receivable	-	255,049			255,049
Allowances for doubtful accounts	-	(88,600)	-	-	(88,600)
Net trade accounts receivable	-	166,449	-	-	166,449
Prepaid expenses	-	384,164			384,164
Related party receivable	-	-	-	-	-
Subscription receivable	-	-	-		-
Inventories	-	487,470	-	-	487,470

Total current assets	-	2,132,077	5,184,630	-	7,316,707

Property, plant and equipment
Buildings	-	1,575,401			1,575,401
Machinery and equipment	-	42,236			42,236
Vehicles	-	61,474			61,474
Computer equipment	-	5,818			5,818
Office equipment	-	3,512			3,512
Construction in progress	-	1,030,199	-	-	1,030,199
Total	-	2,718,640	-	-	2,718,640
Accumulated depreciation	-	(131,391)	-	-	(131,391)
Net property, plant and equipment	-	2,587,249	-	-	2,587,249

Investment in subsidiary	-	-	-	-	-
Prepaid land lease	-	67,715	-	-	67,715
Total other assets	-	67,715	-	-	67,715

Total assets	$ -	$ 4,787,041	$ 5,184,630	$ -	$ 9,971,671

Liabilities and stockholders' equity
Current liabilities
Trade accounts payable	$ -	$ 67,431	$ -	$ -	$ 67,431
Related party payable	-	320,679	-	-	320,679
Other payables	-	254,607			254,607
Accrued expenses	-	668			668
Deposits	-	4,962			4,962
Short-term notes payable	-	533,213	-	-	533,213

Total current liabilities	-	1,181,560	-	-	1,181,560

Stockholders' equity
Common stock	359	50,000	-	(44,214)	6,145
Additional paid in capital	(359)	-	5,184,630	44,214	5,228,485
Retained earnings	-	3,555,481	-	-	3,555,481

Total stockholders' equity	-	3,605,481	5,184,630	-	8,790,111

Total Liabilities and stockholders' equity	$ -	$ 4,787,041	$ 5,184,630	$ -	$ 9,971,671

Exhibit 5.1

4.

Please have counsel revise its legal opinion to also conclude that the shares include in the registration statement have been duly authorized.

Answer: We have the counsel revised the legal opinion accordingly.

5.

Please file the “Agreement Providing for Investment Banking Services” as a separate exhibit to your registration statement.

Answer: In the amended registration statement on form SB-2 filed on February 6, 2006, the Agreement Providing for Investment Banking Services was inadvertently attached to the legal opinion under exhibit 5.1. We will remove it from the exhibit 5.1 in the registration statement amendment No. 2 to be filed. As a matter of fact, the Agreement Providing for Investment Banking Services has been filed separately as exhibit 10.4 of the registration statement on form SB-2, which was filed on November 2, 2005.

We will file the registration statement amendment No. 2 after your review of our response.   In accordance with your request, on behalf of the Company we represent as follows:

•

the Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company acknowledges that it may not assert staff comments and the declaration of  effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

Guzov Ofsink, LLC

By: /s/ Darren Ofsink_____

Darren Ofsink, Esq.